Canabo Medical Announces New and Innovative Self-Referral Sleep Aid Program

Vancouver, British Columbia--(Newsfile Corp. - October 19, 2017) - Canabo Medical Inc. (TSXV: CMM) (OTCQB: CAMDF) ("Canabo" or the "Company") is pleased to announce that it has launched its Self-Referral Sleep Aid program, a first of its kind in Canada. Patients with sleep issues are now welcome to book a medical clinic appointment directly with no prior requirement for a physician's referral.

Dr. Michael Verbora, Medical Director of Canabo, commented: "Insomnia is a condition that affects millions of Canadians. We know that poor sleep habits and non-restorative sleep contributes to worsening physical and mental health. Many Canadians struggle to find options that can provide relief with tolerable side effects, which are drawbacks of many pharmaceutical sleep options. Canabo has identified specific cannabis strains that are very effective in treating insomnia with minimal side effects. We have developed a sleep protocol to identify patients whom are best suited for our self-referral program. Patients with sleep issues can now complete this process using an on-line self-referral form (CMClinic.ca)."

The Canadian Sleep Society (CSS) and the Canadian Sleep and Circadian Network (CSCN) reported; "Over 25% of Canadians suffer from sleep disorders, a percentage that increases with aging."1

John Philpott, CEO of Canabo, commented: "We are delighted to expand this much needed service to millions of Canadians. As Canabo now operates 19 clinics across the country we feel that this self referral initiative will provide much needed assistance to many Canadians that suffer from sleep disorders. We have protocols and methodologies in place to ensure smooth processing for Sleep Aid patients, who can now quickly book an appointment by calling 1-888-282-7763 or by completing our user-friendly on-line self-referral system."

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1 https://css-scs.ca/files/resources/publications/2015_CSS_CSCN_Report_PE_workshop.pdf

About the Company

Canabo wholly owns and operates Cannabinoid Medical Clinics, or CMClinics, Canada's largest physician led referral-only clinics for medical cannabis. Established in 2014, Canabo now has 19 clinics across Canada, with additional locations planned to open in 2017. Canabo operates referral-only medical clinics dedicated to evaluating the suitability of prescribing, and monitoring cannabinoid treatments for patients suffering from chronic pain and disabling illnesses. Clinics operated by Canabo are staffed by physicians and qualified health care practitioners specifically trained to assess patient suitability for cannabinoid treatment, recommend treatment regimes, and monitor treatment progress.

Forward Looking Statements

Except for historical information, this press release contains forward-looking statements, which reflect Canabo Medical Inc.'s current expectations regarding future events. These forward-looking statements involve known and unknown risks and uncertainties that could cause Canabo's actual results to differ materially from those statements. Those risks and uncertainties include, but are not limited to, the Company's ability to access capital, the successful and timely completion of opening clinics, regulatory changes, competition, approvals and other business and industry risks.

The forward-looking statements in this press release are also based on a number of assumptions, which may prove to be incorrect. Forward-looking statements contained in this press release represent views only as of the date of this release and are presented for the purpose of assisting potential investors in understanding Canabo's business and may not be appropriate for other purposes. Canabo does not undertake to update forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation. Investors are cautioned not to rely on these forward-looking statements and are encouraged to consult with a professional investment advisor.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

For further information, please contact:

Ms. Bianca Müller
Telephone: +1-902-334-1700
Email: media@cmclinic.ca
www.canabocorp.com

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